Fact Sheet for Term Sheet 1678AF Filed Pursuant to Rule 433 Registration
Statement No. 333-184193 Dated: January 3, 2013

CAPPED BUFFERED UNDERLYING SECURITIES (BUyS)

LINKED TO A BASKET OF EQUITY INDICES

PRODUCT DESCRIPTION

[] Investment designed to provide leveraged upside exposure to a basket consisting of equally weighted S and P 500([R]) Index and Russell 2000([R]) Index
(each, a "Basket Index," and together, the "  Basket Indices"), subject to a
Maximum Return [] Investors will have one-for-one   downside exposure to any
decline in excess of the first 10.00%  decline in the Basket Return []
Investors may lose up to 90.00%  of their initial investment [] Investors will not receive any coupon or dividend payments [] Any payment on the BUyS is subject to the creditworthiness of the Issuer

SUMMARY OF INDICATIVE TERMS (as of January 3, 2013)

Issuer:               Deutsche Bank AG, London Branch
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CUSIP:                25152RAY9
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Face Amount:          $1,000
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                      S and P 500([R]) Index (SPX)
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Basket:               Russell 2000([R]) Index (RTY)
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Upside Leverage       200.00% upside participation
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Factor:
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Maximum Return:       8.00% -16.00% (TBD on Trade Date)
===================== ===========================================================
Buffer Amount:        10.00%
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Initial Basket Level: 100
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Final Basket Level:   The Final Basket Level will be calculated on the Final
                      -----------------------------------------------------------
                      Valuation Date, as follows:
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                      100 x [1 + (S and P Index return x 1/2) + (Russell Index return
                      -----------------------------------------------------------
                      x 1/2)], where the return for each Basket Index is the
                      -----------------------------------------------------------
                      percentage change from the applicable Initial Index Level
                      -----------------------------------------------------------
                      (to be determined on the Trade Date) to the applicable
                      -----------------------------------------------------------
                      index closing level on the Final Valuation Date.
===================== ===========================================================
Payment at Maturity:  Please see Calculating the Payment at Maturity on the
                      -----------------------------------------------------------
                      next page for a description of how the Payment at
                      -----------------------------------------------------------
                      Maturity is determined.
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IMPORTANT DATES

Offering Period:      January 3, 2013 -- January 28, 2013
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Trade Date:           January 28, 2013
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Settlement Date:      January 31, 2013
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Final Valuation Date: January 27, 2015
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Maturity Date:        January 30, 2015
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DISCOUNTS AND COMMISSIONS

         Price to Maximum Total, Discount, Minimum Proceeds
         -------- ------------------------ ----------------
         Public    Commissions and Fees         to Issuer
======== ======== ======================== ================
Per BUyS $1,000            $20.00               $980.00
-------- -------- ------------------------ ----------------

The BUyS will initially be distributed through Deutsche Bank Securities Inc.
("DBSI"), its affiliates and/or certain other affiliated or unaffiliated brokers (collectively, the "Brokers"). DBSI will receive a selling concession of up to 2.00% or $20.00 per $1,000 Face Amount of BUyS. DBSI may pay referral fees to other Brokers of up to 0.50% or $5.00 per $1,000 Face Amount of BUyS.
DBSI, the agent for this offering, is our affiliate. For more information see
"Supplemental Underwriting Information (Conflicts of Interest)" in term sheet
No. 1678AF.

NOT FDIC / NCUA INSURED OR GUARANTEED MAY LOSE VALUE NO BANK GUARANTEE NOT A
DEPOSIT NOT INSURED BY ANY FEDERAL GOVERNMENTAL AGENCY

CAPPED BUFFERED UNDERLYING SECURITIES (BUyS)

CALCULATING THE PAYMENT AT MATURITY

For every $1,000 Face Amount of BUyS, investors will receive at maturity an amount based on the Basket Return, determined as follows:

RETURN SCENARIOS AT MATURITY

Assumes $1,000 of Face Amount of BUyS, a Buffer Amount of 10.00%, an Upside
Leverage Factor of 200.00% and a Maximum Return of 12.00% .

Percentage BUyS Return Payment at Maturity
----------
Change in
----------
  Basket
========== =========== ===================
 60.00%      12.00%         $1,120.00
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 50.00%      12.00%         $1,120.00
========== =========== ===================
 25.00%      12.00%         $1,120.00
========== =========== ===================
 10.00%      12.00%         $1,120.00
========== =========== ===================
  6.00%      12.00%         $1,120.00
========== =========== ===================
  5.00%      10.00%         $1,100.00
========== =========== ===================
  0.00%       0.00%         $1,000.00
========== =========== ===================
 -10.00%      0.00%         $1,000.00
========== =========== ===================
 -20.00%     -10.00%        $900.00
========== =========== ===================
 -30.00%     -20.00%        $800.00
========== =========== ===================
 -40.00%     -30.00%        $700.00
========== =========== ===================
 -50.00%     -40.00%        $600.00
========== =========== ===================
 -60.00%     -50.00%        $500.00
---------- ----------- -------------------

Hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the BUyS. No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above.
Hypothetical results are neither an indicator nor guarantee of future returns.
Actual results will vary, perhaps materially, from this hypothetical scenario.

CAPPED BUFFERED UNDERLYING SECURITIES (BUyS)	Page 3

SELECTED RISK FACTORS

YOUR INVESTMENT IN THE BUYS IS PROTECTED ONLY TO THE EXTENT OF THE BUFFER AMOUNT, SUBJECT TO OUR CREDITWORTHINESS — The BUyS do not guarantee any return of your initial investment in excess of $100.00 per $1,000 Face Amount of BUyS. The return on the BUyS at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. If the Final Basket Level is less than the Initial Basket Level by an amount greater than the Buffer Amount, you will lose 1.00% of the Face Amount of your BUyS for every 1.00% the Final Basket Level is less than the Initial Basket Level by an amount greater than the Buffer Amount. Accordingly, you could lose up to $900.00 for each $1,000 that you invest. Payment of any amount at maturity is subject to our ability to meet our obligations as they become due.
THE RETURN ON YOUR BUYS IS LIMITED BY THE MAXIMUM RETURN — If the Final Basket Level is greater than or equal to the Initial Basket Level, for each $1,000 Face Amount of BUyS, you will receive at maturity $1,000 plus an amount equal to the lesser of (i) the Basket Return times the Upside Leverage Factor and (ii) the Maximum Return of between 8.00% and 16.00% (to be determined on the Trade Date). Consequently, the maximum Payment at Maturity will be between $1,080.00 and $1,160.00 for each $1,000 Face Amount of BUyS you hold, regardless of any further appreciation of the Basket, which may be significant.
NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the BUyS, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Basket Indices would have.
CREDIT OF THE ISSUER — The BUyS are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the BUyS, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the BUyS. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the BUyS, and in the event Deutsche Bank AG were to default on its payment obligations, you might not receive any amount owed to you under the terms of the BUyS and you could lose your entire initial investment.
CHANGES IN THE VALUE OF THE BASKET  INDICES MAY OFFSET EACH OTHER — Price movements in the Basket Indices may not correlate with each other, in which case, in calculating the Basket Return, increase in the level of one Basket Index may be moderated, offset or more than offset by lesser increase or decline in the level of the other Basket Index.
PAST PERFORMANCE OF THE BASKET INDICES OR COMPONENT STOCKS OF THE BASKET INDICES IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Basket Indices or component stocks of the Basket Indices over the term of the BUyS, as well as the amount payable at maturity, may bear little relation to the historical levels of the Basket Indices or component stocks of the Basket Indices.
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE BUYS PRIOR TO MATURITY — While the Payment at Maturity described in this fact sheet is based on the full Face Amount of your BUyS, the original issue price of the BUyS includes the agent’s commission and the estimated cost of hedging our obligations under the BUyS through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which we will be willing to purchase the BUyS from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The BUyS are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your BUyS to maturity.
THE BUYS WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The BUyS will not be listed on any securities exchange. There may be little or no secondary market for the BUyS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the BUyS when you wish to do so or at a price advantageous to you. Deutsche Bank AG and its affiliates intend to act as market makers for the BUyS but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the BUyS, the price at which you may be able to trade your BUyS is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the BUyS. If, at any time, Deutsche Bank AG or its affiliates do not act as market makers, it is likely that there would be little or no secondary market for the BUyS.
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUYS — While we expect that, generally, the levels of the Basket Indices on any day will affect the value of the BUyS more than any other single factor, the value of the BUyS will also be affected by a number of other factors that may either offset or magnify each other.
TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE BUYS — We or one or more of our affiliates expect to hedge our exposure from the BUyS by entering into equity and equity derivative transactions, such as over-the-

counter options or exchange-traded instruments. Such trading and hedging activities may affect the Basket Indices and make it less likely that you will receive a positive return on your investment in the BUyS. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the BUyS declines. We or our affiliates may also engage in trading in instruments linked to the Basket Indices on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Basket Indices. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the BUyS. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies relating to the BUyS.
WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE BUYS. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE BASKET TO WHICH THE BUYS ARE LINKED OR THE VALUE OF THE BUYS — Deutsche Bank AG, its affiliates and agents may publish research from time to time on financial markets and other matters that could adversely affect the value of the BUyS, or express opinions or provide recommendations that are inconsistent with purchasing or holding the BUyS. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the BUyS. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the BUyS and each Basket Index to which the BUyS are linked.
OUR ACTIONS AS CALCULATION AGENT AND OUR HEDGING ACTIVITY MAY ADVERSELY AFFECT THE VALUE OF THE BUYS — We and our affiliates play a variety of roles in connection with the issuance of the BUyS, including acting as calculation agent and hedging our obligations under the BUyS. The calculation agent will determine, among other things, the Final Basket Level, the Basket Return and the amount that Deutsche Bank AG will pay you at maturity. The calculation agent will also be responsible for determining whether a market disruption event has occurred. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the BUyS. The determination of a market disruption event by the calculation agent could adversely affect the amount of payment you receive at maturity.
THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE BUYS ARE UNCERTAIN — In determining our tax reporting responsibilities, if any, with respect to the BUyS, we expect to treat them for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your BUyS (including at maturity), and (ii) your gain or loss on the BUyS should be capital gain or loss. However, significant aspects of the tax treatment of the BUyS are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the BUyS, the tax consequences of ownership and disposition of the BUyS could differ materially and adversely from those described briefly above. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the BUyS, possibly with retroactive effect.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1678AF, the underlying supplement and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 1678AF and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS, and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.